SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 6th September 2005.

On 6 September 2005, Royal Dutch Shell plc ("the Company") received notification from Legal & General Group plc ("L&G"), pursuant to Section 198 of the Companies Act 1985 that L&G has an interest in 110,321,223 "B" shares of Euro 0.07 each in the Company being 3.99 per cent of the issued "B" share capital held as follows:

No. of Shares
HSBC Global Custody Nominee (UK) Ltd A/c 914945	1,038,344
HSBC Global Custody Nominee (UK) Ltd A/c 923363	1,001,202
HSBC Global Custody Nominee (UK) Ltd A/c 775237	216,935
HSBC Global Custody Nominee (UK) Ltd A/c 942199	1,393,565
HSBC Global Custody Nominee (UK) Ltd A/c 942229	1,292,998
HSBC Global Custody Nominee (UK) Ltd A/c 942217	1,306,945
HSBC Global Custody Nominee (UK) Ltd A/c 942205	1,251,327
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,288,498
HSBC Global Custody Nominee (UK) Ltd A/c 942187	1,305,633
HSBC Global Custody Nominee (UK) Ltd A/c 775245	10,745,453
HSBC Global Custody Nominee (UK) Ltd A/c 130007	260,970
HSBC Global Custody Nominee (UK) Ltd A/c 770286	340,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	71,200,345
HSBC Global Custody Nominee (UK) Ltd A/c 866197	493,233
HSBC Global Custody Nominee (UK) Ltd A/c 904332	513,464
HSBC Global Custody Nominee (UK) Ltd A/c 916681	146,673
HSBC Global Custody Nominee (UK) Ltd A/c 922437	13,447
HSBC Global Custody Nominee (UK) Ltd A/c 970043	3,196,214
HSBC Global Custody Nominee (UK) Ltd A/c 754612	4,493,773
HSBC Global Custody Nominee (UK) Ltd A/c 361602	57,719
HSBC Global Custody Nominee (UK) Ltd A/c 282605	3,436,403
HSBC Global Custody Nominee (UK) Ltd A/c 360509	4,244,008
HSBC Global Custody Nominee (UK) Ltd A/c 766793	400,883
HSBC Global Custody Nominee (UK) Ltd A/c 824434	223,693
HSBC Global Custody Nominee (UK) Ltd A/c 924422	459,498

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and

b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards
Name: M Edwards

Title: Assistant Company Secretary

Date: 8 September 2005